UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

First Quarter 2012 Earnings Release Regulated Information May 3, 2012—8:00 a.m. CET

DELHAIZE GROUP FIRST QUARTER 2012 RESULTS

Financial Summary (at identical exchange rates)

»	Revenue growth of 5.9% (2.3% organic growth)

»	Comparable store sales evolution of -0.6% in the U.S. and -0.9% in Belgium

»	Double digit revenue growth in Southeastern Europe and Asia even without the positive impact of Delta Maxi acquisition

»	Group underlying operating margin of 3.5% (at actual exchange rates), impacted by our continuing investment in our growth initiatives, in particular price competitiveness and Bottom Dollar Food

Other

»	Accelerating revenue momentum and volume growth in Food Lion Phase One stores and in Bottom Dollar Food stores

»

As a result of our investment behind strategic initiatives in the current environment, 2012 underlying operating profit is expected to decrease by 15% to 20% at identical exchange rates compared to last year

»	Intensive focus on price competitiveness, cost savings and a target of EUR 500 million free cash flow generation for 2012

»	CEO Comments

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, commented: “In the first quarter, we continued to deliver on our New Game Plan by investing in key revenue growth initiatives. These actions resulted in solid revenue growth of 5.9%. Our commitment to price competitiveness, the accelerated revenue momentum in our Food Lion Phase One stores, strong revenue growth at Bottom Dollar Food, real growth in Serbia and the strength of our Alfa Beta brand, give us confidence that our strategy is delivering the intended results.”

“These actions and the current trading environment translated into lower underlying operating profit in the first quarter of 2012. In order to fund our long-term growth initiatives and to further invest in our prices in several of our markets, particularly the U.S. and Belgium, we will increase our focus on the generation of free cash flow through a more disciplined approach to capital expenditures and improvements in working capital. In 2012, we have set as a target the generation of EUR 500 million in free cash flow. We are also more determined than ever to exceed our EUR 500 million gross annual cost savings target by the end of this year. I am convinced that these decisions will strengthen the long-term health of our business.”

» Financial Summary

	Q1 2012(1)		Q1 2011	2012/2011
In millions of EUR, except EPS (in EUR)	Actual Results		Actual Results	At Actual Rates	At Identical Rates
Revenues	5 478		5 044	+8.6%	+5.9%
Operating profit	23	(2)	218	-89.3%	-89.0%
Operating margin	0.4	%(2)	4.3%	—	—
Underlying operating profit	189		222	-14.6%	-16.9%
Underlying operating margin	3.5%		4.4%	—	—
Profit (loss) before taxes and discontinued operations	(30	)(2)	171	N/A	N/A
Net profit (loss) from continuing operations	(10	)(2)	126	N/A	N/A
Group share in net profit (loss)	(10	)(2)	126	N/A	N/A
Basic earnings per share—Group share in net profit (loss)	(0.09	)(2)	1.25	N/A	N/A

(1)	The average exchange rate of the U.S. dollar against the euro strengthened by 4.4% in the first quarter of 2012 (1 EUR = 1.3108 USD) compared to the first quarter of 2011.
(2)	Mainly due to the EUR 167 million negative impact of the portfolio optimization announced in January 2012.

Delhaize Group — Earnings Release — First Quarter 2012	1 of 18

»	First Quarter 2012 Income Statement

Revenues

In the first quarter of 2012, Delhaize Group’s revenues increased by 8.6% and 5.9% at actual and identical exchange rates, respectively. Organic revenue growth was 2.3%.

The difficult and uncertain global economic environment continued to weigh on consumer spending notably in the U.S. and Belgium. In the U.S., excluding the impact of the stores closed as part of our portfolio optimization, revenues in local currency increased by 0.7% (-1.2% including the revenues of the 126 closed stores). U.S. comparable store sales evolution was -0.6%, and comparable to the fourth quarter of 2011. However, given that retail inflation was substantially lower in the first quarter, we are encouraged by the improvement in volume trends. Revenues at Delhaize Belgium increased by 3.2% despite comparable store sales evolution of -0.9% as a result of a 2.9% positive calendar impact and organic growth. Revenues in Southeastern Europe and Asia grew by 65.0% at identical exchange rates primarily as a result of the Delta Maxi acquisition. Excluding Delta Maxi, organic revenues experienced low double digit growth as a result of excellent revenue growth in Romania and sustained revenue growth in Greece.

Gross margin

Gross margin was 24.8% of revenues, an 86 basis points decrease at identical exchange rates, mainly as a result of our decision to invest in prices in the U.S. along with the lower margin of the acquired Maxi business.

Other operating income

Other operating income was EUR 27 million and increased by EUR 5 million compared to last year.

Selling, general and administrative expenses

Selling, general and administrative expenses were 22.1% of revenues, a 48 basis points increase at identical exchange rates, and consistent with our price investments in the U.S. Salary indexations in Belgium also contributed to the increase.

Other operating expenses

Other operating expenses were EUR 148 million and included EUR 150 million store closing charges (USD 161 million in the U.S. and EUR 27 million in Southeastern Europe).

Underlying operating profit

Underlying operating profit decreased by 14.6% at actual exchange rates and 16.9% at identical exchange rates mainly due to the decrease in underlying operating profit in the U.S. as a result of our decision to further invest in prices described above. Underlying operating margin was 3.5% of revenues compared with 4.4% in 2011.

Operating profit

Operating profit decreased to EUR 23 million mainly due to EUR 167 million portfolio optimization charges.

Net financial expenses

Net financial expenses were EUR 53 million, an increase of 10.2% compared to 2011 at identical exchange rates due to the additional debt from the acquisition of Delta Maxi and foreign currency losses partially offset by gains on the disposal of financial assets.

Income tax benefit

The deductibility of the portfolio optimization charges in the US, our highest tax rate jurisdiction, resulted in a Group tax benefit of EUR 20 million.

Net profit (loss) from continuing operations

Net loss from continuing operations was EUR -10 million primarily as a result of the portfolio optimization charges or EUR -0.10 basic per share compared to EUR 1.25 in 2011.

Net profit (loss)

Group share in net loss amounted to EUR -10 million primarily as a result of the portfolio optimization charges. Basic net loss per share was EUR -0.09 compared to a profit of EUR 1.25 in 2011 and diluted net loss per share was EUR -0.09 compared to a profit of EUR 1.24 in 2011.

Delhaize Group — Earnings Release — First Quarter 2012	2 of 18

»	Cash Flow Statement and Balance Sheet

Free cash flow

The decrease in free cash flow from EUR 252 million in the first quarter last year to EUR 85 million in the first quarter of 2012 is mainly explained by the timing of accounts payable and more capital expenditures.

Net debt

The net debt to equity ratio was 47.8% at the end of the first quarter compared to 48.7% at the end of 2011. Net debt decreased by EUR 141 million to EUR 2.5 billion mainly as a result of a EUR 85 million free cash flow generation and a favorable conversion effect of debt in foreign currency.

Delhaize Group — Earnings Release — First Quarter 2012	3 of 18

»	Segment Information (at actual exchange rates)

Q1 2012		Revenues			Underlying Operating Margin(2)		Underlying Operating Profit/ (Loss) (2)
(in millions)		Q1 2012	Q1 2011	2012 /2011	Q1 2012	Q1 2011	Q1 2012	Q1 2011	2012 /2011
United States	USD	4 624	4 682	-1.2%	3.7%	4.7%	173	221	-21.7%
United States	EUR	3 527	3 422	+3.1%	3.7%	4.7%	132	162	-18.2%
Belgium	EUR	1 191	1 154	+3.2%	4.6%	4.9%	55	57	-1.9%
SEE & Asia (1)	EUR	760	468	+62.4%	1.8%	2.2%	14	10	+32.8%
Corporate	EUR	—	—	N/A	N/A	N/A	(12)	(7)	-81.5%

TOTAL	EUR	5 478	5 044	+8.6%	3.5%	4.4%	189	222	-14.6%

(1)	The segment “Southeastern Europe & Asia” includes Maxi (Serbia, Bulgaria, Bosnia and Herzegovina, Montenegro and Albania), Alfa Beta (Greece), Mega Image (Romania) and 51% of Super Indo (Indonesia).
(2)	For a definition of underlying operating profit, please refer to the “Definitions” page of this document. A reconciliation with reported operating profit is provided on page 16 of this document.

United States

In the first quarter of 2012, revenues in the U.S. decreased by 1.2% to USD 4.6 billion (EUR 3.5 billion). Excluding revenues from the 126 stores closed in February, U.S. revenues increased by 0.7%. Comparable store sales evolution was -0.6%. Volume trends improved compared to the fourth quarter of last year with positive results in our Food Lion Phase One stores that were repositioned and our Bottom Dollar Food stores. Given the current trading environment and our commitment to remain price competitive, we have further invested in prices, particularly at Food Lion, since the beginning of the year. This resulted in significantly lower retail inflation than cost inflation.

At the end of March 2012, Delhaize Group operated 1 541 supermarkets in the U.S., a decrease of 94 stores compared to March 2011 due to the closing of 126 stores earlier this year, partly offset by the expansion of Bottom Dollar Food.

In the first quarter of 2012, underlying operating profit decreased by 21.7% to USD 173 million mainly due to a decrease in gross margin resulting from our price investments. Underlying operating margin was 3.7% compared to 4.7% in 2011. If we exclude Bottom Dollar Food, underlying operating margin was 4.3%

Belgium

Revenues in Belgium were EUR 1.2 billion, an increase of 3.2% over 2011, with comparable store sales evolution of -0.9% (+2.0% before calendar impact adjustment) and new store openings. Competitive activity increased in intensity throughout the quarter and, in response, we further improved our price positioning.

The sales network included 822 stores at the end of the first quarter of 2012.

Underlying operating profit in Belgium decreased by 1.9% to EUR 55 million. Underlying operating margin was 4.6%, 24 basis points below last year, as a result of the impact of the automatic salary indexations.

Southeastern Europe and Asia

In the first quarter of 2012, revenues in Southeastern Europe and Asia increased by 62.4% to EUR 760 million mainly as a result of the Delta Maxi acquisition (consolidated as of August 1, 2011). Excluding Maxi, revenues grew by low double digits with strong comparable store sales growth in Romania and continued revenue growth and market share gains at Alfa Beta in spite of the very difficult economic environment in Greece. Revenue growth was also positively impacted by store openings throughout this segment.

At the end of the first quarter of 2012, the Southeastern Europe and Asia sales network included 946 stores, 9 more than at the end of 2011 as a result of store openings throughout the segment, especially in Romania, partly offset by the closing of 15 stores at Maxi as part of the portfolio optimization.

In the first quarter of 2012, underlying operating profit increased by 32.8% to EUR 14 million, while underlying operating margin decreased from 2.2% to 1.8% mostly due to new store openings.

Delhaize Group — Earnings Release — First Quarter 2012	4 of 18

»	2012 Outlook

Growth initiatives

1.	Food Lion brand repositioning – accelerated momentum

In the first quarter of 2012, the positive trends in the Food Lion Phase One stores continued to accelerate. Both comparable store sales growth and volume growth were positive, at 2.9% and 1.8% respectively, as a result of the strongest quarterly increases in the number of transactions (+4.0%) and in the number of items sold (+2.5%) since the re-launch in May 2011.

Phase Two, which consists of approximately 250 stores, commenced on March 28 in Norfolk, Richmond, Roanoke and Lynchburg, Virginia, and thus far has enjoyed significant increases in both sales and transactions.

Phase Three, which consists of approximately 260 stores, will be launched on schedule by the end of the summer.

2.	Bottom Dollar Food expansion – continued strong revenue growth

Bottom Dollar Food, our soft discount format in the U.S., continued to experience strong revenue growth. Both Philadelphia, which we entered in late 2010, and Pittsburgh, which we entered in early 2012, have generated revenues above our expectations.

3.	Maxi – continued improvements, especially in Serbia

At Maxi, we continue to see improvements in our revenue growth. Serbia, which represents approximately 75% of total Maxi revenues, has recorded positive comparable store sales growth each month since September 2011 and positive volume growth in the first quarter of 2012.

Increased focus

Given the current trading environment in the U.S. and Belgium, we are increasing our focus on price competitiveness, cost reduction and free cash flow generation.

1.	Price competitiveness

We will continue to improve our price competitiveness at Food Lion with the progressive roll-out of our brand repositioning. We will also improve our price competitiveness at Delhaize Belgium and Hannaford which will have a negative impact on margin for the remainder of the year.

2.	Cost reduction

We remain on track to exceed our previously announced EUR 500 million gross annual cost savings target by the end of 2012. As of the end of the first quarter of 2012, we have realized approximately EUR 425 million gross cost savings. We plan to intensify our cost savings program to further fund our price investments.

3.	Free Cash Flow generation

In order to fund our long-term growth initiatives, we will increase our focus on the generation of free cash flow through a more disciplined approach to capital expenditures and improvements in working capital. Therefore, we are updating our full year 2012 capital expenditures guidance to EUR 700-750 million compared to EUR 800–850 million previously communicated (both excluding leases and at identical exchange rates). We expect to be within our previously announced range of 200-230 new store openings for the year.

Delhaize Group — Earnings Release — First Quarter 2012	5 of 18

2012 Financial outlook

-

As a result of our increased focus on price competitiveness given the prevailing economic and competitive environment, we anticipate our underlying operating profit for the full year 2012 to decrease by 15% to 20% at identical exchange rates compared to 2011

-

The second quarter in particular but also the third quarter underlying operating profit will be impacted by the Food Lion brand repositioning and our price investments at Hannaford and Delhaize Belgium

-	Our target is to generate EUR 500 million free cash flow in 2012 through more discipline in our capital allocation and working capital improvements.

»	Conference Call and Webcast

Delhaize Group’s management will comment on the first quarter 2012 results during a conference call starting May 3, 2012 at 03:00 pm CET / 09:00 am ET. The conference call can be attended by calling +44 (0)20 7136 2055 (U.K), +1 646 254 3360 (U.S.) or +32 2 620 0138 (Belgium), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

»	Delhaize Group

Delhaize Group is a Belgian international food retailer present in eleven countries on three continents. At the end of the first quarter of 2012, Delhaize Group’s sales network consisted of 3 309 stores. In 2011, Delhaize Group posted EUR 21.1 billion (USD 29.4 billion) in revenues and EUR 475 million (USD 661 million) in net profit (Group share). At the end of 2011, Delhaize Group employed approximately 160 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

»	Financial Calendar

• Ordinary and extraordinary general meeting of shareholders	May 24, 2012
• Press release – 2012 second quarter results	August 22, 2012
• Press release – 2012 third quarter results	November 7, 2012

»	Contacts

Chris Farrell: + 32 2 412 75 71

Aurélie Bultynck: + 32 2 412 83 61

Steven Vandenbroeke (media): +32 2 412 86 69

Amy Shue (U.S. investors): +1 704 633 82 50 (ext. 2529)

Delhaize Group — Earnings Release — First Quarter 2012	6 of 18

DELHAIZE GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

»	Condensed Consolidated Income Statement (Unaudited)

(in millions of EUR)	Q1 2012	Q1 2011
Revenues	5 478	5 044
Cost of sales	(4 121)	(3 754)

Gross profit	1 357	1 290
Gross margin	24.8%	25.6%
Other operating income	27	22
Selling, general and administrative expenses	(1 213)	(1 090)
Other operating expenses	(148)	(4)

Operating profit	23	218
Operating margin	0.4%	4.3%
Finance costs	(65)	(49)
Income from investments	12	2

Profit (loss) before taxes and discontinued operations	(30)	171
Income tax (expense) / benefit	20	(45)

Net profit (loss) from continuing operations	(10)	126

Result from discontinued operations, net of tax	—	—
Net profit (loss), before non-controlling interests	(10)	126

Net profit (loss) attributable to non-controlling interests	—	—
Net profit (loss) attributable to equity holders of the Group - Group share in net profit (loss)	(10)	126

(in EUR, except number of shares)
Group share in net profit (loss) from continuing operations:
Basic earnings per share	(0.10)	1.25
Diluted earnings per share	(0.10)	1.24

Group share in net profit (loss):
Basic earnings per share	(0.09)	1.25
Diluted earnings per share	(0.09)	1.24

Weighted average number of shares outstanding:
Basic	100 709 057	100 575 017
Diluted	101 126 297	101 557 886

Shares issued at the end of the quarter	101 892 190	101 555 281

Shares outstanding at the end of the quarter	100 711 264	100 548 649

Average USD per EUR exchange rate	1.3108	1.3680

Delhaize Group — Earnings Release — First Quarter 2012	7 of 18

»	Condensed Consolidated Statement of Comprehensive Income (Unaudited)

(in millions of EUR)	Q1 2012	Q1 2011
Net profit (loss) of the period	(10)	126

Gain (loss) on cash flow hedge	(5)	(12)
Reclassification adjustment to net profit	8	14
Tax (expense) benefit	(1)	(1)

Gain (loss) on cash flow hedge, net of tax	2	1

Unrealized gain (loss) on financial assets available for sale	(1)	(1)
Reclassification adjustment to net profit	(6)	—
Tax (expense) benefit	1	—

Unrealized gain (loss) on financial assets available for sale, net of tax	(6)	(1)

Exchange gain (loss) on translation of foreign operations	(176)	(239)
Reclassification adjustment to net profit	—	—

Exchange gain (loss) on translation of foreign operations	(176)	(239)

Other comprehensive income	(180)	(239)
Attributable to non-controlling interests	(1)	—
Attributable to equity holders of the Group	(179)	(239)

Total comprehensive income for the period	(190)	(113)
Attributable to non-controlling interests	(1)	—
Attributable to equity holders of the Group	(189)	(113)

Delhaize Group — Earnings Release — First Quarter 2012	8 of 18

»	Condensed Consolidated Balance Sheet (Unaudited)

(in millions of EUR)	March 31, 2012	December 31, 2011	March 31, 2011
Assets
Non-current assets	8 835	9 075	7 583
Goodwill	3 269	3 373	2 687
Intangible assets	826	855	601
Property, plant and equipment	4 426	4 555	3 890
Investment property	100	85	57
Financial assets	31	31	150
Derivative instruments	66	57	83
Other non-current assets	117	119	115
Current assets	2 937	3 167	2 980
Inventories	1 561	1 718	1 366
Receivables and other assets	762	814	642
Financial assets	100	115	55
Derivative instruments	—	1	—
Cash and cash equivalents	433	432	917
Assets classified as held for sale	81	87	—
Total assets	11 772	12 242	10 563

Liabilities
Total equity	5 240	5 430	4 957
Shareholders’ equity	5 230	5 416	4 956
Non-controlling interests	10	14	1
Non-current liabilities	3 931	3 985	3 381
Long-term debt	2 285	2 325	1 873
Obligations under finance lease	660	689	645
Deferred tax liabilities	559	625	556
Derivative instruments	7	20	16
Provisions	352	253	227
Other non-current liabilities	68	73	64
Current liabilities	2 601	2 827	2 225
Short-term borrowings	11	60	3
Long-term debt—current portion	85	88	37
Obligations under finance lease	59	61	55
Bank overdrafts	—	—	4
Accounts payable	1 601	1 844	1 469
Derivative instruments	—	—	4
Other current liabilities	845	774	653
Total liabilities and equity	11 772	12 242	10 563

USD per EUR exchange rate	1.3356	1.2939	1.4207

Delhaize Group — Earnings Release — First Quarter 2012	9 of 18

» Condensed Consolidated Statement of Cash Flows (Unaudited)

(in millions of EUR)	Q1 2012	Q1 2011
Operating activities
Net profit (loss), before non-controlling interests	(10)	126
Adjustments for:
Depreciation and amortization	161	141
Impairment	(3)	2
Income taxes, finance costs and income from investments	34	93
Other non-cash items	3	4
Changes in operating assets and liabilities	56	51
Interest paid	(32)	(45)
Interest received	2	3
Income taxes paid	(3)	(4)
Net cash provided by operating activities	208	371

Investing activities
Business acquisitions and disposals	7	(4)
Purchase of tangible and intangible assets (capital expenditures)	(146)	(117)
Sale of tangible and intangible assets	4	2
Net investment in debt securities	—	(32)
Other investing activities	12	—
Net cash used in investing activities	(123)	(151)

Cash flow before financing activities	85	220

Financing activities
Exercise of share warrants and stock options	—	1
Treasury shares purchased	—	(4)
Non-controlling interests purchased	(2)	—
Dividends paid, including dividends paid by subsidiaries to non-controlling interests	(2)	—
Escrow maturities	—	1
Borrowings under (repayments of) long-term loans, net of direct financing costs	(15)	(12)
Borrowings under (repayments of) short-term loans, net	(49)	(13)
Settlement of derivative instruments	1	—

Net cash used in financing activities	(67)	(27)

Effect of foreign currency translation	(17)	(38)

Net increase in cash and cash equivalents	1	155

Cash and cash equivalents at beginning of period	432	758
Cash and cash equivalents at end of period	433	913 (1)

(1)	Net of EUR 4 million bank overdrafts

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»	Condensed Consolidated Statement of Changes in Equity (Unaudited)

(in millions of EUR, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2012	5 416	14	5 430

Other comprehensive income	(179)	(1)	(180)
Net loss	(10)	—	(10)

Total comprehensive income for the period	(189)	(1)	(190)

Share-based compensation expense	3	—	3
Non-controlling interests resulting from business combinations	—	(1)	(1)
Purchase of non-controlling interests	—	(2)	(2)

Balances at March 31, 2012	5 230	10	5 240

Shares issued	101 892 190
Treasury shares	1 180 926
Shares outstanding	100 711 264

(in millions of EUR, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2011	5 068	1	5 069

Other comprehensive income	(239)	—	(239)
Net profit	126	—	126

Total comprehensive income for the period	(113)	—	(113)

Treasury shares purchased	(4)	—	(4)
Treasury shares sold upon exercise of employee stock options	1	—	1
Excess tax benefit on employee stock options and restricted shares	1	—	1
Share-based compensation expense	3	—	3

Balances at March 31, 2011	4 956	1	4 957

Shares issued	101 555 281
Treasury shares	1 006 632
Shares outstanding	100 548 649

Delhaize Group — Earnings Release — First Quarter 2012	11 of 18

»	Selected Explanatory Notes

General information

Delhaize Group is a Belgian international food retailer with operations in eleven countries on three continents. The Company’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The condensed consolidated financial statements of the Group for the three months ended March 31, 2012 were authorized for issue by the Board of Directors on May 2, 2012.

This interim report only provides an explanation of events and transactions that are significant to an understanding of the changes in financial position and reporting since the last annual reporting period and, therefore, should be read in conjunction with the consolidated financial statements for the financial year ended December 31, 2011.

Basis of presentation and accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU).

The condensed financial statements are presented in millions of euros, being the Group’s presentation currency, except where stated otherwise.

The accounting policies adopted are consistent with those of the previous financial year except for the following new, amended or revised IFRS and IFRIC interpretations that have been adopted, as of January 1, 2012:

•	Amendments to IAS 12 Income Taxes; and

•	Amendments to IFRS 7 Derecognition Disclosure.

The adoption of these new, amended or revised pronouncements did not have a significant impact on the condensed financial statements of the Group.

Delhaize Group did not early adopt any new IFRS standards or interpretations which were issued, but not yet effective as of the balance sheet date.

Segment reporting

Q1 2012		Revenues			Operating Margin		Operating Profit/(Loss)
(in millions)		Q1 2012	Q1 2011	2012 /2011	Q1 2012	Q1 2011	Q1 2012	Q1 2011	2012 /2011
United States	USD	4 624	4 682	-1.2%	(0.2)%	4.6%	(10)	216	-104.6%
United States	EUR	3 527	3 422	+3.1%	(0.2)%	4.6%	(8)	158	-104.8%
Belgium	EUR	1 191	1 154	+3.2%	4.7%	4.9%	56	57	-0.8%
SEE & Asia (1)	EUR	760	468	+62.4%	(1.8)%	2.2%	(13)	10	-229.6%
Corporate	EUR	—	—	N/A	N/A	N/A	(12)	(7)	-81.5%

TOTAL	EUR	5 478	5 044	+8.6%	0.4%	4.3%	23	218	-89.3%

(1)	The segment “Southeastern Europe & Asia” includes Maxi (Serbia, Bulgaria, Bosnia and Herzegovina, Montenegro and Albania), Alfa Beta (Greece), Mega Image (Romania) and 51% of Super Indo (Indonesia).

Portfolio optimization

On January 12, 2012, Delhaize Group announced, following a thorough portfolio review of its stores, the decision to close 146 stores and one distribution center across its network: 126 stores in the U.S. (113 Food Lion, 7 Bloom and 6 Bottom Dollar Food stores) and 20 underperforming Maxi stores (in Serbia, Bulgaria and Bosnia and Herzegovina). The portfolio optimization impacted approximately 5 000 associates.

Delhaize Group — Earnings Release — First Quarter 2012	12 of 18

During the first quarter of 2012, the Group recognized EUR 150 million of store closing expenses (approximately USD 161 million for the U.S. and EUR 27 million for Southeastern Europe) which primarily related to onerous lease contracts, severance obligations and other store closing related expenses. As a result of the portfolio optimization the closed store provision increased by EUR 130 million as of March 31, 2012.

Business acquisitions and disposals

In line with the customary purchase price adjustment clauses, Delhaize Group agreed during the first quarter of 2012 with the former owner of Delta Maxi to a reduction of the purchase price of EUR 5 million, reducing the purchase price from EUR 615 million to EUR 610 million. The Group continued during the quarter the process of identifying assets acquired and liabilities assumed and measuring them at acquisition date fair value, which resulted in an immaterial increase of goodwill. In total the provisional goodwill decreased by EUR 25 million, predominantly due to changes in exchange rates. Delhaize Group expects to complete the purchase price allocation process by the end of the second quarter 2012.

During the first three months of 2012, the Group entered into some small business acquisition agreements which resulted in an immaterial increase of goodwill.

Finally, during the first quarter of 2012, the Group sold one of its small Belgian transportation subsidiaries for an amount of EUR 3 million and recognized an immaterial gain.

Non-controlling interests

During the first quarter of 2012, Delhaize Group acquired small amounts of non-controlling interests held by third parties in its subsidiaries. The cash consideration transferred for the acquired non-controlling interests amounted to EUR 2 million and approximated the carrying amount of the non-controlling interests.

»	Income Statement

Other operating income

(in millions of EUR)	Q1 2012	Q1 2011
Rental income	13	10
Income from waste recycling activities	5	6
Services rendered to wholesale customers	2	3
Gain on sale of property, plant and equipment	2	1
Other	5	2

Total	27	22

Other operating expenses

(in millions of EUR)	Q1 2012	Q1 2011
Store closing expenses	(150)	(1)
Impairment	3	(2)
Loss on sale of property, plant and equipment	(1)	(1)

Total	(148)	(4)

Income from investments

Delhaize Group sold its remaining direct U.S. Treasury portfolio (EUR 93 million at December 31, 2011) during the first quarter of 2012, replacing it with investments in U.S. Treasury mutual funds. The Group recognized a gain of EUR 6 million, representing a reclassification adjustment from other comprehensive income into profit or loss.

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»	Balance Sheet and Cash Flow Statement

Property, plant and equipment

During the first quarter of 2012, Delhaize Group incurred capital expenditures of EUR 146 million consisting of EUR 129 million of property, plant and equipment and EUR 17 million of intangible assets.

In addition, the Group added property under finance leases for a total amount of EUR 8 million.

The carrying amount of tangible and intangible assets that were sold or disposed was EUR 4 million.

Impairment of non-current assets

In the first quarter of 2012, the Group reversed property impairment charges of EUR 3 million.

Issuance and repurchase of equity securities and debts

In the first quarter of 2012, Delhaize Group did not issue new shares but used 3 022 treasury shares to satisfy stock options. The Group owned 1 180 926 treasury shares at the end of March 2012.

The Group did not issue, repurchase or repay any of its debt during the first quarter of 2012, but launched a tender offer for parts of its debt, which was completed after period end.

Dividends

The gross dividend payment of EUR 1.76 per share, proposed by the Board of Directors in the 2011 financial statements is subject to shareholders’ approval during the Ordinary General Meeting of May 24, 2012 and will be paid thereafter.

»	Contingencies

Contingencies are materially unchanged from those described in Note 34 on page 143 of the 2011 Annual Report.

»	Key Events After Balance Sheet Closing Date

On April 10, 2012, Delhaize Group completed a tender offer for cash prior to maturity of up to EUR 300 million aggregate principal amount of its outstanding EUR 500 million 5.625% notes due 2014. As a result, Delhaize Group purchased an aggregate nominal amount of EUR 191 million of the notes at a price of 108.079%. Following completion of the offer, an aggregate nominal amount of EUR 309 million of the notes remains outstanding.

The same day, Delhaize Group closed the issuance of USD 300 million senior notes with an annual interest rate of 4.125% due 2019. The senior notes were issued at a discount of 0.193% on the principal amount and the net proceeds were used in part to fund the repurchase of the above mentioned tendered notes and for general corporate purposes.

The new USD 300 million notes contain a change of control provision allowing their holders to require Delhaize Group to repurchase the notes in cash for an amount equal to 101% of the aggregated principal amount of the notes plus accrued and unpaid interest thereon (if any), upon the occurrence of both (a) a change in control and (b) a downgrading of our credit rating by the agencies Moody’s and S&P.

This offering of the new notes was made to qualified investors pursuant to an effective registration statement filed by Delhaize Group with the U.S. Securities and Exchange Commission (SEC). The new notes of USD 300 million are not listed on any stock exchange.

Simultaneously, Delhaize Group entered into matching interest rate swaps to hedge the Group’s exposure to changes of the fair value of the notes due to variability in market interest rates. The Group designated and documented this transaction as a fair value hedge. In addition, Delhaize Group entered

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into cross-currency swaps exchanging the principal amount (USD 300 million for EUR 225 million) and interest payments (both variable) to cover the foreign currency exposure of the notes. No hedge accounting was applied on this transaction because it is an economic hedge.

No other significant events took place after the balance sheet date.

OTHER FINANCIAL AND OPERATING INFORMATION (UNAUDITED)

»	Use of non-GAAP (Generally Accepted Accounting Principles) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

»	Number of Stores

	End of 2011	Change Q1 2012		End of Q1 2012	End of 2012 Planned
United States	1 650	-109	(1)	1 541
Belgium	821	+1		822
Greece	251	+2		253
Romania	105	+17		122
Serbia	366	-4	(1)	362
Bulgaria	42	-4	(1)	38
Bosnia and Herzegovina	44	-4	(1)	40
Albania	18	-		18
Montenegro	22	-		22
Indonesia	89	+2		91

Total	3 408	-99		3 309	3 428 —3 458

(1)	Resulting from the closing of 126 stores in the U.S. and 15 stores at Maxi in Q1 2012.

»	Organic Revenue Growth Reconciliation

(in millions of EUR)	Q1 2012	Q1 2011	% Change
Revenues	5 478	5 044	8.6%
Effect of exchange rates	(135)
Revenues at identical exchange rates	5 343	5 044	5.9%
Acquisitions	(253)
Effect of the US store portfolio optimization (1)	(52)	(118)
Divestitures	—

Organic revenue growth	5 038	4 926	2.3%

(1)	The organic revenue growth excludes the revenues generated by the 126 U.S. stores which were closed in Q1 2012 as part of the portfolio optimization.

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»	Underlying operating profit

Delhaize Group believes “underlying operating profit” is a measure that, better than “operating profit,” represents the underlying operating performance of the period for the Group as it adjusts for a number of elements that management considers as non-representative for underlying operating performance.

	Q1 2012
(in millions)	United States	United States	Belgium	SEE & Asia	Corporate	TOTAL
	USD	EUR	EUR	EUR	EUR	EUR
Operating Profit (as reported)	(10)	(8)	56	(13)	(12)	23
Add/(substract):
Fixed assets impairment charges (reversals)	(4)	(3)	—	—	—	(3)
Restructuring charges (reversals)	—	—	—	—	—	—
Store closing expenses (reversals)	161	123	—	27	—	150
(Gains)/losses on disposal of fixed assets	—	—	(1)	—	—	(1)
Other	26	20	—	—	—	20

Underlying Operating Profit	173	132	55	14	(12)	189

The first quarter of 2012 was significantly impacted by the store portfolio optimization: EUR 150 million of store closing expenses and EUR 3 million impairment reversals were recorded and EUR 20 million of related expenses, included in the caption “Other” and mainly consisted of sales price mark-downs and accelerated depreciation.

»	Free Cash Flow Reconciliation

(in millions of EUR)	Q1 2012	Q1 2011
Net cash provided by operating activities	208	371
Net cash used in investing activities	(123)	(151)
Net investment in debt securities	—	32

Free cash flow	85	252

»	Net Debt Reconciliation

(in millions of EUR, except net debt to equity ratio)	March 31, 2012	December 31, 2011
Non-current financial liabilities	2 945	3 014
Current financial liabilities	155	209
Derivative liabilities	7	20
Derivative assets	(66)	(58)
Investment in securities—non-current	(13)	(13)
Investment in securities—current	(89)	(93)
Cash and cash equivalents	(433)	(432)

Net debt	2 506	2 647
Net debt to equity ratio	47.8%	48.7%

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»	Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	Q1 2012			Q1 2011	2012/2011
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates		At Identical Rates
Revenues	5 478	(135)	5 343	5 044	8.6%		5.9%
Operating profit	23	1	24	218	(89.3%	)	(89.0%	)
Net profit (loss) from continuing operations	(10)	2	(8)	126	N/A		N/A
Basic EPS from continuing operations	(0.10)	0.01	(0.09)	1.25	N/A		N/A
Net profit (loss) - Group share	(10)	2	(8)	126	N/A		N/A
Basic EPS from Group share in net profit (loss)	(0.09)	0.01	(0.08)	1.25	N/A		N/A
Free cash flow	85	(5)	80	252	(66.2%	)	(68.1%	)

(in millions of EUR)	March 31, 2012			December 31, 2011	Change
Net debt	2 506	9	2 515	2 647	(5.3%	)	(5.0%	)

CERTIFICATION OF RESPONSIBLE PERSONS

The undersigned Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, and Pierre Bouchut, Chief Financial Officer of Delhaize Group, confirm that to the best of their knowledge:

a) these interim condensed consolidated financial statements for the three-month period ending March 31, 2012 are prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and consolidated results of Delhaize Group and of its subsidiaries included in the consolidation;

b) the interim financial report gives, in all material respects, a true and fair view of all important events and significant transactions with related parties that have occurred in the first three months of the fiscal year 2012 and their effects on the summary financial statements, as well as an overview of the most significant risks and uncertainties with which we are confronted.

Brussels, May 2, 2012

Pierre-Olivier Beckers President and CEO	Pierre Bouchut Executive Vice President and CFO

REPORT OF THE STATUTORY AUDITOR

We have performed a limited review of the accompanying condensed consolidated income statements, statements of comprehensive income, balance sheets, statements of cash flows, statements of changes in shareholders’ equity and selected explanatory notes (jointly the “interim financial information”) of Delhaize Brothers and Co “The Lion” (Delhaize Group) SA (“the company”) and its subsidiaries (jointly “the group”) for the three months period ended 31 March 2012. The Board of Directors of the company is responsible for the preparation and fair presentation of this interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

The interim financial information has been prepared in accordance with IAS 34, “Interim Financial Reporting” as adopted by the EU.

Our limited review of the interim financial information was conducted in accordance with the recommended auditing standards on limited reviews applicable in Belgium, as issued by the “Institut des Réviseurs d’Entreprises/Instituut van de Bedrijfsrevisoren”. A limited review consists of making inquiries of group management and applying analytical and other review procedures to the interim financial information and underlying financial data. A limited review is substantially less in scope than an audit performed in accordance with the auditing standards on consolidated annual accounts as issued by the “Institut des Réviseurs d’Entreprises/Instituut van de Bedrijfsrevisoren”. Accordingly, we do not express an audit opinion.

Based on our limited review, nothing has come to our attention that causes us to believe that the interim financial information for the three months period ended 31 March 2012 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

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RISKS

In accordance with the Belgian Royal Decree of November 14, 2007, Delhaize Group states that the fundamental risks confronting the Company are unchanged from those described on the pages 54 through 59 of the 2011 Annual Report. On a regular basis, the Board of Directors and Company management evaluate the business risks that confront Delhaize Group.

DEFINITIONS

•

Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less non-controlling interests attributable to continuing operations, and on the group share in net profit

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•

Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	Free cash flow: cash flow before financing activities, investment in debt securities and sale and maturity of debt securities

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Net financial expenses: finance costs less income from investments

•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Outstanding shares: the number of shares issued by the Company, excluding treasury shares

•

Underlying operating profit: operating profit (as reported) excluding fixed assets impairment charges, restructuring charges, store closing expenses, gains/losses on disposal of fixed assets and other items that management considers as not being representative of the Group’s operating performance of the period

•

Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

•	Working capital: inventories plus receivables and other current assets, minus accounts payable and other current liabilities

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, expected costs savings the closing, conversion and opening of stores, the expected effect of the portfolio optimization, anticipated revenue and net profit growth, strategic options, future strategies and the anticipated benefits of these strategies and operating profit guidance, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, including operating profit guidance, or to make corrections to reflect future events or developments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: May 7, 2012	By:	/s/ G. Linn Evans
G. Linn Evans Senior Vice President